


2001

2001 Annual Report



Purpose

Our purpose is to make people's lives more enjoyable by making their homes more beautiful, comfortable, organized and efficient.


Between the dark and the daylight,
when the night is beginning to lower,
comes a pause in the day's occupations...

our shareholders



Norman Axelrod
Chairman and Chief Executive Officer

The year 2001 held many changes and challenges for both Linens 'n Things and for our nation. The terrorist attacks of September 11th tested our resolve. But across the nation and around the world, we met this challenge with courage, resilience and initiative. In short, September 11th tested us as a Company and as individuals in a way we had never been tested. We emerged stronger and more determined than ever before. In essence, our core values and principles were crystallized and made more clear.

Similar to most in our industry, Linens 'n Things faced considerable adversity in the form of difficult economic conditions in 2001. What's more, our Company's performance in the face of these challenges was, at times, inconsistent. Although we will always be tied to certain economic conditions, we must always strive to outperform the competition.

However, Linens 'n Things is an organization with both a short-term and long-term perspective, and we recognize that 2001 is only a single phase in our growth story. We believe we have the flexibility to respond to change. In fact, as adversity so often drives positive change, the trials of 2001 galvanized us to renew our dedication to the core values that have driven our Company's past success—offering quality merchandise, creating a dynamic atmosphere, providing excellent service and delivering exceptional value.

Our renewed commitment to these values enabled us to develop an even more solid platform for our Company's future. Despite the adverse influences of 2001, our financial and operational accomplishments illustrate the results of our concerted efforts to identify and address the challenges in our marketplace. To highlight a few...

- We posted sales of $1.8 billion, an increase of 16%, keeping our Company on track to pass $2 billion in sales in 2002.
- We continued to accelerate sales of our "things" merchandise to more than 40 percent of total sales.
- We added new national brands, such as Yankee Candle and Nautica Home, to our powerful name-brand line up, while at the same time expanding our proprietary branded offerings in excess of 10% of sales.
- We continued to increase our presence, opening a record 63 new stores, including 5 additional locations in Canada.

Our 2001 store openings brought Linens 'n Things to 13 new markets, while boosting our total square footage by approximately 22 percent to 12 million square feet. Perhaps of even greater importance, our new locations performed well, meeting or exceeding our productivity target range of between $150 and $175 in sales per square foot.

Improving the Store Experience

Linens 'n Things has a deep commitment to exceeding our guests' expectations in every store, every day. One of the ways we do this is by providing an exceptional shopping experience—an ongoing challenge which is so vital to our success that we have identified it as one of our corporate priorities. During 2001, we underscored our focus on this priority through a variety of initiatives. We made significant upgrades to our technological tools that assist our stores in responding to guest needs; we increased our associate training programs; and we intensified the use of our company-wide intranet, thereby raising our service levels by leveraging a system that shares inventory information among all of our stores.

To support our long-term growth, we significantly expanded our senior management team in the past year, making changes that have already enabled us to intensify our focus on guest service, as well as to support our other key corporate priorities of enhancing our textile business and driving improvements in our in-stock position. We promoted two tenured Linens 'n Things professionals to lead our Store Operations and Supply Chain activities; and we hired two new professionals, a Chief Information Officer and a Chief Merchandising Officer.

As importantly, we also continued to diversify and expand our product selection during the year. We introduced new businesses, such as quilts, casual furniture and specialty foods, and added two leading national home goods brands—Nautica Home and Yankee Candle—to our already extensive brand assortment. We supplemented our name brands by expanding our proprietary collection of LNT Home products, which matches quality merchandise with clear value in categories where strong brands do not exist. LNT Home promotes brand awareness, creates guest loyalty and boosts both productivity and profitability, making it an important growth vehicle for our Company. In 2001, we took measures to expand this product line by implementing a global sourcing program that will enable us to grow it more quickly and profitably than we have in the past, while giving us an edge in developing products that correspond to the evolving tastes of our guests.

Focusing on the Future As we enter 2002, we expect the current demanding retail environment to continue. However, we also believe that the events of 2001 have sounded a "call to home" for most Americans, prompting them to travel less and to spend more time enjoying and improving their homes.

Linens 'n Things is well positioned to capitalize on this trend. Our primary purpose is to help people make their homes more beautiful, better organized, and more efficient, and we have a unique, guest-focused outlook that allows us to accomplish this. What's more, we remain a healthy company with an attractive business, a sound operating strategy and a strong management team. As a result, we are highly confident that we will be able to return to our historic growth levels in the near term, and to pass the $2 billion sales benchmark in 2002.

These and other measures to manage our growth are ongoing. They are clearly only part of what must be a long-term, broadbased commitment to strengthening our culture. Making and keeping that commitment will be critical as we work toward our goal of becoming the world's preeminent home furnishings chain. As we work toward this goal, I extend my heartfelt thanks to our associates, shareholders, and suppliers for their many valuable contributions to Linens 'n Things. In particular, I wish to thank our employees for the strength, courage and kindness they exhibited towards our nation and those in need. The willingness of our employees to respond to adversity by working to enrich the lives of others is the very foundation on which Linens 'n Things is established—and the very foundation on which we will continue to grow in the future.

Sincerely,



Norman Axelrod, *Chairman and Chief Executive Officer*



A Vision of Success

Linens 'n Things has a clear vision of our future: to be the most recognized specialty retail home furnishings brand in the world. Our promise is to deliver the most comprehensive selection of quality, fashion and branded home furnishings, always at affordable prices.

We intend to transform this vision into reality by making Linens 'n Things the best retail place to work, shop and invest. We will achieve this stature by expanding our existing product and service categories; entering new categories that will enable us to offer an even broader range of home merchandise; increasing the reach of our store network; and pursuing alternative retail formats. Wherever and whenever our guests need us, we will be there.

We will intensify our commitment to providing an exceptional, inspiring and world class shopping experience that entices our guests to return and drives the growth of our customer base. Our focus will include maintaining our dedication to excellence in guest service; upholding an unwavering commitment to quality at every level; and insisting on impeccable execution. Our priorities will be delivered by clear and efficient processes, fostering a culture of accountability and a commitment to deliver outstanding financial performance. We will complement these efforts by setting exemplary standards for corporate stewardship in the communities where our employees live and work.

In sum, we will drive excellence in everything that we do to make Linens 'n Things the world's best, most widely known and most clearly distinguished home furnishings brand. Our vision is clear and our future is bright. We are focused on our guests and we are confident we will deliver for them.

Steven Silverstein, *President*





making the most of each moment...

Some of our culture's favorite sayings illustrate that we treasure our time—time is money, time is fleeting, and you can't turn back the clock. At Linens 'n Things, we recognize that making the most of each moment is essential to our guests, so we have dedicated ourselves to providing an exceptional, entertaining and inspiring shopping experience that they will truly enjoy.

Our focus on this is one reason why we first created our "superstore" format, which has helped set our Company apart in the highly fragmented home furnishings industry. Over the years, we've leveraged this format to make our stores true "one-stop shopping" destinations that offer everything consumers want in a home goods retailer—wide product selection, quality brands, value pricing and convenient services—all under one roof. The result? Our guests find the items they need at affordable prices while having a fun and relaxing shopping experience.

One of the ways that we make our "one-stop shopping" concept so successful is by providing value-added services, including shipping and an electronic, nationwide gift registry that can be accessed in-store, through a toll-free number or via the Internet. We also eliminate "guesswork" and make shopping easy by using clear signage, hosting live vendor presentations, showing video product demonstrations, and hiring specially trained associates who can offer our guests in-depth services in areas like window treatments and cookware.

At the heart of our commitment to service is our assurance that every Linens 'n Things guest receives friendly, personal and informed sales assistance each time he or she visits one of our stores. We achieve this by hiring top-notch employees, training them through our intensive programs, providing them with state-of-the-art technological tools, motivating them with performance-based incentives, and maintaining a strong emphasis on promoting from within the Company.

In 2001, we took steps to ensure that service remains one of Linens 'n Things' chief competitive advantages by raising service levels across the board. Our numerous initiatives included intensifying our training efforts, and introducing more advanced technological capabilities to improve our inventory management functions, intra-store communications, in-stock positions and point-of-sale systems.



creating memories...

People come together for vacations, holidays, weekends and plain old days-in-between for the same reasons—to spend time with those we care about, reminisce and create priceless new memories to savor in the years to come. Linens 'n Things believes that the best memories are often created right at home, and that's why we carry everything our guests need to decorate their homes with the things they love, and to fill them with the items they need to entertain, relax and just be comfortable.

Our commitment to offering high-quality merchandise extends both to our linens items, which include bedding, towels, window treatments and table linens; and our "things" merchandise, which encompasses housewares, decorative accessories and seasonal items. Regardless of the type of merchandise, Linens 'n Things sets itself apart from competitors by offering a wide selection at everyday low prices, and by devoting extraordinary attention to identifying the items our guests want in order to bring them into our stores.

We offer products from leading industry manufacturers, such as Wamsutta, Royal Velvet, Croscill, KitchenAid, Krups, Calphalon and Henckels. In 2001, we added Nautica Home and Yankee Candle to our collection, underscoring our commitment to offering the national brands that our guests want. Our addition of Nautica Home allows us to offer a broad range of linens, tabletop items and decorative accessories that reflect the casual and contemporary lifestyles of our guests, while our alliance with Yankee Candle makes us the first national retailer within our channel to carry their delightfully scented premium candle products. We also expanded into new businesses during the year, adding several product categories that have been well received by our guests, including seasonal food, casual furniture and quilts.

We supplement our brand-name selection with our LNT Home line, which combines quality and value in a range of product categories. In 2001, we launched a global sourcing program that will enable us to develop a wider assortment of stylish merchandise for decorating, organizing, gardening, entertaining, celebrating, and simply creating new memories.







it's where you live.

The American home wears a variety of hats. It may always be your castle, but at times it may also feel somewhat like a restaurant, a hotel, an office, a homework station or the headquarters of the local little league team. At Linens 'n Things, our purpose is to help our guests make their homes fulfill all of these roles, by offering great merchandise, and by inspiring ideas through compelling visual presentation, advanced technology and knowledgeable associates.

We believe our ability to accomplish this is more important to our guests than ever before, as Americans today are traveling less, showing a clear preference for staying closer to home, and devoting greater attention to making their homes havens of comfort. This trend is helping to spur continued growth in the demand for quality home fashions, creating ongoing opportunities for Linens 'n Things to add new locations, as well as to leverage technology that enables us to reach our guests right where they live.

In 2001, we opened 63 new stores, including 5 in the swiftly growing Canadian market. These locations enabled us to bring our excellent brands, services and values to regions where Linens 'n Things was not yet established, as well as to increase our presence in areas where we are already a household name. We also laid groundwork for our future growth by developing a third distribution center in Kentucky. Scheduled to open in the Spring of 2002, this new facility will utilize state-of-the-art technology to support our ongoing expansion both domestically and in Canada, to streamline inventory management and to generate cost efficiencies.

We complemented our bricks-and-mortar expansion and reached out to our guests in their homes by significantly expanding our Web site at *linensnthings.com*. Our site now looks and feels just as inviting as our store locations do. It enables our guests to view and purchase merchandise, retrieve information about our store locations, or review gift registries, all from the comfort of their own homes. The enhancement of our electronic distribution channel gives our guests the flexibility to shop our stores in three ways—in person, via a toll-free number, or over the Internet—bringing Linens 'n Things closer to where our guests live than ever before.


from my study I see in the lamplight,
descending the broad hall stair...creating memories...
making the most of each moment. It's where you live.

our results

Five-Year Financial Summary

(in thousands, except per share and selected operating data)

Fiscal Year Ended	December 29, 2001[2]	December 30, 2000	January 1, 2000	December 31, 1998	December 31, 1997
Income statement data:					
Net sales	$1,823,803	$1,572,576	$1,300,632	$1,066,194	$ 874,224
Operating profit	52,480	107,092	84,552	61,988	45,507
Net income	29,749	64,937	52,052	38,062	25,790
Net income per share—basic[1]	$ 0.73	$ 1.63	$ 1.32	$ 0.98	$ 0.67
Basic weighted-average shares outstanding[1]	40,508	39,785	39,339	38,895	38,578
Net income per share—diluted[1]	$ 0.72	$ 1.60	$ 1.27	$ 0.94	$ 0.65
Diluted weighted-average shares outstanding[1]	41,193	40,712	40,907	40,407	39,537
Balance sheet data:					
Total assets	$ 927,439	$ 821,557	$ 679,916	$ 560,844	$ 472,099
Working capital	228,078	226,694	181,380	154,893	123,375
Shareholders' equity	$ 498,215	$ 458,994	$ 383,962	$ 323,576	$ 280,035
Selected operating data:					
Number of stores	343	283	230	196	176
Total gross square footage (000's)	11,980	9,836	7,925	6,487	5,493
(Decrease) increase in comparable store net sales	(2.4%)	3.7%	5.4%	8.3%	6.6%

[1] *Unless otherwise stated, all references to common shares outstanding and income per share in the consolidated financial statements, notes to consolidated financial statements, and management's discussion and analysis of financial condition and results of operations are adjusted to reflect the Company's two-for-one common stock split effected in May 1998.*

[2] *Fiscal 2001 operating results include non-comparable items of $26.2 million, after-tax, or $0.64 per share on a fully diluted basis.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

The following table sets forth the percentage of net sales for certain items included in the Company's consolidated statements of operations for the periods indicated:

	Fiscal Year Ended		
	Dec. 29, 2001	Dec. 30, 2000	Jan. 1, 2000
Percentage of net sales			
Net sales	100.0%	100.0%	100.0%
Cost of sales, including buying and distribution costs	59.3	59.1	59.4
Gross profit	40.7	40.9	40.6
Selling, general and administrative expenses	35.7	34.1	34.1
Restructuring and asset impairment charge	1.9	—	—
Litigation charge	0.2	—	—
Operating profit	2.9	6.8	6.5
Interest expense, net	0.2	0.1	0.0
Income before income taxes	2.7	6.7	6.5
Provision for income taxes	1.1	2.6	2.5
Net income	1.6%	4.1%	4.0%

Non-Comparable Items

The Company's 2001 results were impacted by non-comparable items totaling $41.8 million, pre-tax, as follows:

Restructuring and Asset Impairment Charge

During the fourth quarter of fiscal 2001, the Company developed and committed to a strategic initiative designed to improve store performance and profitability. This initiative calls for the closing of 17 under-performing stores which did not meet the Company's profit objectives. These 17 stores generated sales of approximately $70 million in fiscal 2001, or less than 4% of total sales. These stores are geographically dispersed and there are no concentrated market closings. The closing of these stores will enable the Company to redeploy its financial, human and infrastructure resources to more productive stores.

In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. Of the $37.8 million, $34.0 million is included in restructuring and asset impairment charge and $3.8 million is recorded in cost of sales. The estimated after-tax cash portion, which will be paid in cash, is approximately $15.2 million and the after-tax non-cash portion of the charge is approximately $8.5 million.

A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve is included in accrued expenses. The reserve considers estimated sublease income. All of the stores were leased and as such, the Company will not be responsible for the disposal of property other than fixtures. A pre-tax reserve of $9.5 million has been recorded for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. This charge was recorded as a reduction of property and equipment. Additionally, a pre-tax reserve of $4.0 million has been established for other estimated miscellaneous store closing costs. A pre-tax reserve of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed.

Certain components of the restructuring and asset impairment charge are based upon estimates and may be subject to change in future periods. These stores are scheduled to begin closing in February 2002.

The closing of these 17 stores is currently expected to increase future diluted earnings per share by approximately $0.07 on an annualized basis, of which approximately $0.02 to $0.03 per share is currently expected to be realized in fiscal 2002.

Litigation Charge

The Company had been named as a defendant in California litigation in which the court certified the case as a class action on behalf of certain managers of Company stores located in California seeking overtime pay, together with class action claims on behalf of certain former employees seeking accrued vacation pay. In the second quarter of fiscal 2001, the Company recorded a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement payments, attorneys' fees, and estimated expenses of administering the settlement. On October 24, 2001, the court gave preliminary approval to a settlement reached in the case. An order granting final approval of class action settlement was signed on December 19, 2001. The Company admitted no liability in connection with this settlement. Payment of these amounts has been made in early fiscal 2002.

The following table shows the pro forma effect of non-comparable items on the year ended December 29, 2001:

(in millions, except per share data)	As Reported	Non-Comparable Items	Excluding Non-Comparable Items
Net sales	$1,823.8	—	$1,823.8
Gross profit	742.5	(3.8)	746.3
Selling, general and administrative expenses	652.0	—	652.0
Restructuring and asset impairment charge	34.0	34.0	—
Litigation charge	4.0	4.0	—
Operating profit	52.5	(41.8)	94.3
Interest expense, net	3.9	—	3.9
Income before income taxes	48.6	(41.8)	90.4
Provision for income taxes	18.9	(15.6)	34.5
Net income	$ 29.7	$(26.2)	$ 55.9
Basic earnings per share	$ 0.73	$(0.65)	$ 1.38
Diluted earnings per share	$ 0.72	$(0.64)	$ 1.36

To provide a more meaningful comparison of operating performance between fiscal years, the remaining Consolidated Results of Operations discussion excludes the impact of non-comparable items.

Fiscal Year Ended December 29, 2001 Compared With Fiscal Year Ended December 30, 2000

Net Sales

Net sales for fiscal 2001 were $1,823.8 million, an increase of 16.0% over fiscal 2000 sales of $1,572.6 million, primarily as a result of new store openings.

The Company opened 63 superstores and closed three stores in fiscal 2001, as compared with opening 57 superstores and closing four stores in fiscal 2000. At fiscal year end 2001, the Company operated 343 stores, including 11 stores in Canada, as compared with 283 stores at fiscal year end 2000. Store square footage increased 21.8% to 11,980,000 at December 29, 2001 compared with 9,836,000 at December 30, 2000.

Comparable store net sales declined 2.4% in fiscal 2001 compared with an increase of 3.7% in fiscal 2000. The Company's average net sales per store was $5.8 million in fiscal 2001 compared to $6.2 million in fiscal 2000. The decline in comparable store net sales and average net sales per store in fiscal 2001 was primarily attributed to a decline in consumer traffic due to the slowing economy as well as the productivity of our newer comparable stores opened in 2000, which performed below the Company's sales targets.

Net sales consist of gross sales to customers net of returns, discounts and incentives. Provisions for estimated future sales returns when material are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

The Company's core business strategy is to offer a broad and deep selection of high quality brand name "linens" (e.g., bedding, towels and table linens) and "things" (e.g., housewares and home accessories) merchandise. The Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller selection of "linens" and "things". The Company estimates that the "things" side of its business has increased from less than 10% of net sales in fiscal 1991 to over 40% in fiscal 2001. For the fiscal year ended 2001, net sales of "linens" merchandise increased approximately 10% over the prior year, while net sales of "things" merchandise increased approximately 20% over the prior year. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion of product categories within the "things" business.

Gross Profit

Gross profit for fiscal 2001 was $746.3 million, or 40.9% of net sales, compared with $643.3 million, or 40.9% of net sales, in fiscal 2000. Gross margin as a percentage of net sales remained the same principally due to improved mark-on as a result of product mix and the increased penetration of the Company's proprietary products, which represented over 10% of total net sales in fiscal 2001, as well as lower freight expenses. This was offset by an increase in markdowns primarily as a result of an increase in promotional activity.

Expenses

The Company's selling, general and administrative ("SG&A") expenses consist of store selling expenses, occupancy costs, advertising expenses and corporate office expenses. SG&A expenses for fiscal 2001 were $652.0 million, or 35.7% of net sales, as compared with $536.2 million, or 34.1% of net sales, in fiscal 2000. The increase as a percentage of net sales is attributable to the de-leveraging in the Company's operating expenses, primarily occupancy costs, reflecting lower sales productivity. However, the increase was partially offset by the leverage of corporate office expenses.

Operating profit for fiscal 2001 was $94.3 million, or 5.2% of net sales, down from $107.1 million, or 6.8% of net sales during fiscal 2000.

Net interest expense in fiscal 2001 increased to $3.9 million from $1.9 million during fiscal 2000. This increase was due to a higher net average loan balance than in fiscal 2000 in order to fund the Company's operations.

The Company's income tax expense for fiscal 2001 was $34.5 million, compared with $40.2 million during fiscal 2000. The Company's effective tax rate was 38.2% in fiscal 2001 and in fiscal 2000.

Net Income

As a result of the factors described above, net income for fiscal 2001 excluding non-comparable items was $55.9 million, or $1.36 per share on a fully diluted basis, compared with $64.9 million, or $1.60 per share on a fully diluted basis in fiscal 2000.

Fiscal Year Ended December 30, 2000 Compared With Fiscal Year Ended January 1, 2000

Net Sales

Net sales for fiscal 2000 were $1,572.6 million, an increase of 20.9% over fiscal 1999 sales of $1,300.6 million, primarily as a result of new store openings as well as comparable store net sales increases. The Company opened 57 superstores and closed four stores in fiscal 2000, compared with opening 43 superstores and closing nine stores in fiscal 1999. At fiscal year end 2000, the Company operated 283 stores compared with 230 stores at fiscal year end 1999. Store square footage increased 24.1% to 9,836,000 at December 30, 2000 compared with 7,925,000 at January 1, 2000. Comparable store net sales increased 3.7% in fiscal 2000 compared with 5.4% in fiscal 1999. Comparable store net sales were driven predominately by higher consumer traffic.

The Company's average net sales per store was $6.2 million in fiscal 2000 and fiscal 1999. For the fiscal year ended 2000, net sales of "linens" merchandise increased approximately 18% over the prior year, while net sales of "things" merchandise increased approximately 25% over the prior year. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion in this product category.

Gross Profit

Gross profit for fiscal 2000 was $643.3 million, or 40.9% of net sales, compared with $528.2 million, or 40.6% of net sales, in fiscal 1999. This increase as a percentage of net sales resulted from overall improved selling mix, increased penetration of seasonal and proprietary product and improvements in buying. In addition, the Company had lower freight and related distribution costs as a percentage of net sales as a result of the leveraging of the Company's centralized distribution network.

Expenses

SG&A expenses for fiscal 2000 were $536.2 million, or 34.1% of net sales, compared with $443.6 million, or 34.1% of net sales, in fiscal 1999. Corporate office and promotional expenses were leveraged, which were offset by investments in store payroll in order to continue to improve our guest service levels.

Operating profit for fiscal 2000 increased to $107.1 million, or 6.8% of net sales, up from $84.6 million, or 6.5% of net sales during fiscal 1999.

Net interest expense in fiscal 2000 increased to $1.9 million, up from $43,000 during fiscal 1999. This increase was due to higher net average loan balances and higher interest rates during fiscal 2000.

The Company's income tax expense for fiscal 2000 was $40.2 million, compared with $32.5 million during fiscal 1999. The Company's effective tax rate was 38.2% in fiscal 2000 compared with 38.4% in fiscal 1999.

Net Income

Net income for fiscal 2000 was $64.9 million, or 4.1% of net sales compared with $52.1 million, or 4.0% of net sales in fiscal 1999.

Liquidity and Capital Resources

The Company's capital requirements are primarily for new store expenditures, new store inventory purchases and seasonal working capital. These requirements have been funded through a combination of internally generated cash flow from operations, credit extended by suppliers and short-term borrowings.

The Company has available a $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders, expiring October 20, 2003. The Credit Agreement also allows for up to $40 million in borrowings from uncommitted lines of credit outside of the Credit Agreement. The Credit Agreement replaced the 1998 $90 million revolving line of credit which allowed for up to $25 million in borrowings from uncommitted lines of credit (the "1998 Credit Agreement"). Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement, including a fixed rate plus LIBOR based rate. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. At the end of fiscal 2001, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement also contains a covenant that limits the amount of cash dividends, pursuant to which the amount of dividends may not exceed the sum of $50 million plus on a cumulative basis an amount equal to 50% of the consolidated net income for each fiscal quarter, commencing with the fiscal quarter ending September 30, 2000. The Company has never paid cash dividends. At various times throughout fiscal 2001 and 2000, the Company borrowed against the Credit Agreement and the 1998 Credit Agreement for seasonal working capital needs. At the end of fiscal 2001, the Company had $29.7 million of borrowings at a weighted-average interest rate of 3.1%. At the end of fiscal 2000, the Company had $3.9 million of borrowings at a weighted-average interest rate of 7.5%. In addition, as of December 29, 2001 and December 30, 2000, the Company had $21.6 million and $22.3 million, respectively, of letters of credit outstanding, which were primarily used for merchandise purchases.

Net cash provided by operating activities for the fiscal year ended 2001 was $44.3 million compared with $54.1 million for the same period in fiscal 2000. The change in net cash used in operating activities was primarily attributed to the timing of vendor payments impacted by a decline in inventory turn. Net cash provided by operating activities is our principal source of liquidity and therefore, a decline in demand for the Company's product offerings could impact the availability of funds for store expansion.

Net cash used in investing activities for the fiscal year ended 2001 was $100.0 million, compared with $70.4 million for the same period in fiscal 2000. Fiscal year 2001 included an increase in capital expenditures associated with the opening of 63 new stores compared with 57 new stores in fiscal 2000, capital expenditures related to the Company's third distribution center which is scheduled to open in the Spring 2002 and an increase in the number of store remodels in fiscal 2001 compared with fiscal 2000. The Company currently estimates capital expenditures will be approximately $75 million to $80 million in fiscal 2002 primarily for an estimated 50 new stores, store remodels, the third distribution center and system enhancements.

Net cash provided by financing activities for the fiscal year ended 2001 was $32.7 million compared with $9.2 million for the same period in fiscal 2000. The increase was principally due to an increase in short-term borrowings to fund the Company's operations.

As discussed in Note 9 to the Consolidated Financial Statements, the Company is committed for future minimum rental payments primarily for its retail stores for amounts, which aggregate approximately $2.0 billion. In addition, as of January 30, 2002, the Company had fully executed leases for 44 stores planned to open in fiscal 2002.

Management regularly reviews and evaluates its liquidity and capital needs. The Company experiences peak periods for its cash needs during the course of its fiscal year, with such peak periods generally expected during the second quarter and fourth quarter of the current fiscal year. As the Company's business continues to grow and its current store expansion plan implemented, such peak periods may require increases in the amounts available under its credit facility from those currently existing and/or other debt or equity funding. The Company currently believes it would have access to necessary additional debt and/or capital markets funding as such needs may require. Management currently believes that the Company's cash flows from operations, credit extended by suppliers, its existing credit facilities, uncommitted lines of credit, and such other or additional debt or capital markets funding as it may seek to obtain, will be sufficient to fund its expected capital expenditure, working capital and non-acquisition business expansion requirements for the foreseeable future.

Market Risk Disclosure

The Company continuously evaluates the market risk associated with its financial instruments. Market risks relating to the Company's operations result primarily from changes in interest rates and foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

The Company's financial instruments include cash and cash equivalents and short-term borrowings. The Company's obligations are short-term in nature and generally have less than a 30-day commitment. The Company is exposed to interest rate risks primarily through borrowings under the Credit Agreement. Interest on all borrowings is based upon several alternative rates as stipulated in the Credit Agreement, including a fixed rate plus LIBOR based rate. At December 29, 2001, the Company had $29.7 million in borrowings under the Credit Agreement at an average interest rate of 3.1% (see Note 7 to the Consolidated Financial Statements). The Company believes that its interest rate risk is minimal as a hypothetical 10% increase or decrease in interest rates in the associated debt's variable rate would not materially affect the Company's results of operations or cash flows. The Company does not use derivative financial instruments in its investment portfolio.

Foreign Currency Risk

The Company enters into some purchase obligations outside of the United States, which are predominately settled in U.S. dollars, and therefore, the Company has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

In addition, the Company operated 11 stores in Canada as of December 29, 2001. The Company believes its foreign currency translation risk is minimal, as a hypothetical 10% strengthening or weakening of the U.S. dollar relative to the Canadian dollar would not materially affect the Company's results of operations or cash flows.

Inflation and Seasonality

The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and net income for the year during the third and fourth quarters. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

Recent Accounting Pronouncements

The Company has adopted Statement of Financial Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement was effective for the first quarter of fiscal years beginning after June 15, 2000. For the Company, implementation was required for the first quarter of fiscal 2001. The implementation of SFAS No. 133 did not have a significant effect on the Company's results of operations or financial position.

At a recent FASB Emerging Issues Task Force ("EITF") meeting, a consensus was reached with respect to the issue of "Accounting for Certain Sales Incentives", including point of sale coupons, rebates and free merchandise. The consensus included a conclusion that the value of such sales incentives that result in a reduction of the price paid by the customer should be netted against sales and not classified as a sales or marketing expense. In April 2001, the EITF delayed the effective date for this consensus to 2002. The Company already includes such sales incentives as a reduction of sales and records free merchandise in cost of goods sold as required by the new EITF consensus.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS No. 142 eliminated the current requirement to amortize goodwill and intangible assets with indefinite useful lives, addresses the amortization of intangible assets with finite useful lives and addresses the impairment testing and recognition for goodwill and intangible assets. The Company is required to adopt SFAS No. 142 in fiscal 2002. As a result of adopting SFAS No. 142, the Company will no longer amortize goodwill, which was approximately $850,000 annually.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for the Company in fiscal 2003. The Company already recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which supersedes both FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30") for the disposal of a segment of a business. The fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sales have been retained by SFAS No. 144. SFAS No. 144 also retains the basic provisions of APB No. 30 on how to present discontinued operations in the income statement and also broadens that presentation to include a component of an entity (rather than a segment of a business). An impairment assessment under SFAS No. 144 will no longer result in a write-down of goodwill. Instead, goodwill will be evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

SFAS No. 144 is effective for the Company in fiscal 2002. The Company does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's financial statements as the impairment assessment under SFAS No. 144 is predominately unchanged from SFAS No. 121.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting period. The Company's management believes the following critical accounting policies, among others, involve significant estimates and judgments inherent in the preparation of the consolidated financial statements. The Company estimates future sales returns, and when material, records a provision in the period that the related sales are recorded based on historical information. Should actual returns differ from the Company's estimates, revisions to estimated sales returns may be required. The Company records estimated inventory shrink expense based upon historical experience between the dates of physical inventories. Although inventory shrink rates have not fluctuated significantly over the past several years, should actual inventory shrink rates differ from the Company's estimates, revisions to inventory shrink expense may be required. The Company records estimated store closure costs in the period in which management determines to close a store. Such estimates may be subject to change should actual results differ.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times and may be identified by such forward-looking terminology as "expect", "believe", "may", "will", "could", "intend", "plan", "target" and similar statements or variations of such terms. All of our "outlook" information constitutes forward-looking information. All such forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and involve certain significant risks and uncertainties, including levels of sales, store traffic, acceptance of product offerings and fashions, the success of our new business concepts and seasonal concepts, the success of our new store openings, competitive pressures from other home furnishings retailers, the success of the Canadian expansion, availability of suitable future store locations, schedule of store expansion and of planned closings, the impact of the bankruptcies and consolidations in our industry, the impact on consumer spending as a result of a slowing consumer economy and a highly promotional retail environment. Actual results may differ materially from such forward-looking statements. These and other important risk factors are included in the "Risk Factors" section of the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on May 29, 1997, and may be contained in subsequent reports filed with the Securities and Exchange Commission. You are urged to consider all such factors. In light of the uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Consolidated Statements of Operations

Fiscal Year Ended	December 29, 2001	December 30, 2000	January 1, 2000
(in thousands, except per share amounts)			
Net sales	$1,823,803	$1,572,576	$1,300,632
Cost of sales, including buying and distribution costs	1,081,259	929,305	772,453
Gross profit	742,544	643,271	528,179
Selling, general and administrative expenses	652,058	536,179	443,627
Restructuring and asset impairment charge	34,006	—	—
Litigation charge	4,000	—	—
Operating profit	52,480	107,092	84,552
Interest income	(27)	(198)	(368)
Interest expense	3,897	2,139	411
Interest expense, net	3,870	1,941	43
Income before income taxes	48,610	105,151	84,509
Provision for income taxes	18,861	40,214	32,457
Net income	$ 29,749	$ 64,937	$ 52,052
Per share of common stock:			
Basic			
Net income	$ 0.73	$ 1.63	$ 1.32
Weighted-average shares outstanding	40,508	39,785	39,339
Diluted			
Net income	$ 0.72	$ 1.60	$ 1.27
Weighted-average shares outstanding	41,193	40,712	40,907

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share amounts)	December 29, 2001	December 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 15,437	$ 38,524
Accounts receivable	40,835	31,508
Inventories	492,307	437,258
Prepaid expenses and other current assets	15,691	13,233
Current deferred taxes	23,524	12,127
Total current assets	587,794	532,650
Property and equipment, net	312,403	262,409
Goodwill, net of accumulated amortization of $9,064 at December 29, 2001 and $8,214 at December 30, 2000	18,126	18,977
Deferred charges and other noncurrent assets, net	9,116	7,521
Total assets	$927,439	$821,557
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$180,840	$183,473
Accrued expenses and other current liabilities	149,201	118,580
Short-term borrowings	29,675	3,903
Total current liabilities	359,716	305,956
Deferred income taxes and other long-term liabilities	69,508	56,607
Shareholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 135,000,000 shares authorized; 40,872,008 shares issued and 40,624,374 shares outstanding at December 29, 2001; 40,173,441 shares issued and 40,059,126 shares outstanding at December 30, 2000	409	402
Additional paid-in capital	245,234	231,547
Retained earnings	259,935	230,186
Accumulated other comprehensive (loss) income	(417)	289
Treasury stock, at cost; 247,634 shares at December 29, 2001 and 114,315 shares at December 30, 2000	(6,946)	(3,430)
Total shareholders' equity	498,215	458,994
Total liabilities and shareholders' equity	$927,439	$821,557

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except number of shares)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustment	Treasury Stock	Total
Balance at December 31, 1998	39,037,948	$391	$211,378	$113,197	$ —	$(1,390)	$323,576
Net income	—	—	—	52,052	—	—	52,052
Common stock issued under stock incentive plans	463,978	5	9,373	—	—	—	9,378
Purchase of treasury stock	(23,144)	—	—	—	—	(1,044)	(1,044)
Balance at January 1, 2000	39,478,782	396	220,751	165,249	—	(2,434)	383,962
Net income	—	—	—	64,937	—	—	64,937
Currency translation adjustment	—	—	—	—	289	—	289
Comprehensive earnings							65,226
Common stock issued under stock incentive plans	618,182	6	10,796	—	—	—	10,802
Purchase of treasury stock	(37,838)	—	—	—	—	(996)	(996)
Balance at December 30, 2000	40,059,126	402	231,547	230,186	289	(3,430)	458,994
Net income	—	—	—	29,749	—	—	29,749
Currency translation adjustment	—	—	—	—	(706)	—	(706)
Comprehensive earnings							29,043
Common stock issued under stock incentive plans	698,567	7	13,687	—	—	—	13,694
Purchase of treasury stock	(133,319)	—	—	—	—	(3,516)	(3,516)
Balance at December 29, 2001	40,624,374	$409	$245,234	$259,935	$(417)	$(6,946)	$498,215

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal Year Ended	December 29, 2001	December 30, 2000	January 1, 2000
(in thousands)			
Cash flows from operating activities:			
Net income	$ 29,749	$ 64,937	$ 52,052
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	40,113	32,432	26,521
Deferred income taxes	(6,025)	5,075	3,784
Loss on disposal of assets	1,335	807	868
Federal tax benefit from common stock issued under stock incentive plans	3,671	4,480	4,669
Restructuring and asset impairment charge	37,837	—	—
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(9,364)	(10,663)	1,978
Increase in inventories	(59,720)	(94,450)	(71,292)
Increase in prepaid expenses and other current assets	(1,532)	(2,470)	(1,551)
Increase in deferred charges and other noncurrent assets	(2,060)	(2,489)	(1,062)
(Decrease) increase in accounts payable	(2,510)	38,556	29,130
Increase in accrued expenses and other liabilities	12,764	17,904	24,480
Net cash provided by operating activities	44,258	54,119	69,577
Cash flows from investing activities:			
Additions to property and equipment	(100,028)	(70,405)	(70,129)
Cash flows from financing activities:			
Proceeds from common stock issued under stock incentive plans	10,023	6,322	4,709
Purchase of treasury stock	(3,516)	(996)	(1,044)
Increase in short-term borrowings	26,182	3,857	—
Net cash provided by financing activities	32,689	9,183	3,665
Effect of exchange rate changes on cash and cash equivalents	(6)	(124)	—
Net (decrease) increase in cash and cash equivalents	(23,087)	(7,227)	3,113
Cash and cash equivalents at beginning of year	38,524	45,751	42,638
Cash and cash equivalents at end of year	$ 15,437	$ 38,524	$ 45,751
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 4,059	$ 2,500	$ 747
Income taxes	$ 23,514	$ 25,102	$ 20,889

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Business

Linens 'n Things, Inc. and its subsidiaries (collectively the "Company") operate in one segment, the retail industry, and had 343 stores in 43 states across the United States and four Provinces in Canada as of the fiscal year ended December 29, 2001. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include those of Linens 'n Things, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Fiscal Periods

The Company utilizes a 52/53-week period ending on the Saturday nearest the last day of December. Accordingly, fiscal 2001, 2000 and 1999 were 52-week periods, which ended on December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

Revenue Recognition

The Company recognizes revenue at the time of sale of merchandise to its customers. Provisions for estimated future sales returns when material are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

Inventories

Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market; cost is determined by the retail inventory method of accounting. Amounts are removed from inventory at the average cost method.

Deferred Rent

The Company accrues for scheduled rent increases contained in its leases on a straight-line basis over the noncancelable lease term.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the remaining lease obligation, less anticipated sublease rental income and asset impairment charges related to improvements and fixtures and other miscellaneous closing costs is provided for in the period in which management determines to close a store.

For fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million related to the accelerated closing of 17 under-performing stores (see Note 3 to the Consolidated Financial Statements). For fiscal 2000 and 1999, all expenditures related to store closings had been made and therefore, there were no reserves for store closings at the end of fiscal 2000 or 1999.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying values which approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

Cash and Cash Equivalents

Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (40 years for buildings and 5 to 15 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years, beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets.

Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

Impairment of Long-Lived Assets

Long-lived assets, including fixed assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows to result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value would generally be determined by market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Deferred Charges

Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

Goodwill

Prior to fiscal 2002, the excess of acquisition costs over the fair value of net assets acquired was amortized on a straight-line basis over 32 years. Beginning in fiscal 2002, the Company will adopt SFAS No. 142, "Goodwill and Intangible Assets" which no longer permits the amortization of goodwill.

Costs of Sales

In addition to the cost of inventory sold, the Company includes its buying and distribution expenses in its cost of sales. Buying expenses include all direct and indirect costs to procure merchandise. Distribution expenses include the cost of operating the Company's distribution centers and freight expense related to transporting merchandise.

Advertising Costs

The Company expenses the production costs of advertising at the commencement date of the advertisement. Advertising costs were $49.7 million, $39.6 million and $35.6 million for fiscal years 2001, 2000 and 1999, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

The Company grants stock options and restricted stock for a fixed number of shares to employees. The exercise prices of the stock options are equal to the fair market value of the underlying shares at the date of grant. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation". In accordance with the provisions of SFAS No. 123, the Company accounts for stock option grants and restricted stock grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, the Company does not recognize compensation expense for stock option grants and amortizes restricted stock grants at fair market value over specified vesting periods.

Earnings Per Share

The Company presents earnings per share on a "basic" and "diluted" basis. Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

The calculation of basic and diluted earnings per share ("EPS") for fiscal 2001, 2000 and 1999 is as follows (in thousands, except per share amounts):

	Fiscal Year Ended		
	2001	2000	1999
Net Income	$29,749	$64,937	$52,052
Average Shares Outstanding:			
Basic	40,508	39,785	39,339
Effect of outstanding stock options and restricted stock grants	685	927	1,568
Diluted	41,193	40,712	40,907
Earnings per share:			
Basic	$ 0.73	$ 1.63	$ 1.32
Diluted	$ 0.72	$ 1.60	$ 1.27

Options for which the exercise price was greater than the average market price of common shares as of the fiscal years ended 2001, 2000 and 1999 were not included in the computation of diluted earnings per share. These consisted of options totaling 1,495,000 shares, 1,543,000 shares and 43,000 shares, respectively. Restricted stock grants excluded from the computation of diluted earnings per share due to the application of the treasury stock method were 13,000 shares, 20,000 shares and 3,000 shares for fiscal years ended 2001, 2000 and 1999, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting period. The Company's management believes the following critical accounting policies, among others, involve significant estimates and judgments inherent in the preparation of the consolidated financial statements. The Company estimates future sales returns and, when material, records a provision in the period that the related sales are recorded based on historical information. Should actual returns differ from the Company's estimates, revisions to estimated sales returns may be required. The Company records estimated inventory shrink expense based upon historical experience between the dates of physical inventories. Although inventory shrink rates have not fluctuated significantly over the past several years, should actual inventory shrink rates differ from the Company's estimates, revisions to inventory shrink expense may be required. The Company records estimated store closure costs in the period in which management determines to close a store. Such estimates may be subject to change should actual results differ.

Reclassifications

Certain reclassifications were made to the fiscal 2000 and 1999 consolidated financial statements in order to conform to the fiscal 2001 presentation.

3. Restructuring and Asset Impairment Charge

During the fourth quarter of fiscal 2001, the Company developed and committed to a strategic initiative designed to improve store performance and profitability. This initiative calls for the closing of 17 under-performing stores, which did not meet the Company's profit objectives. These 17 stores generated sales of approximately $70 million in fiscal 2001, or less than 4% of total sales. These stores are geographically dispersed and there are no concentrated market closings. The closing of these stores will enable the Company to redeploy its financial, human and infrastructure resources to more productive stores.

In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. Of the $37.8 million, $34.0 million is included in restructuring and asset impairment charge and $3.8 million is recorded in cost of sales. The estimated after-tax cash portion, which will be paid in cash, is approximately $15.2 million and the after-tax non-cash portion of the charge is approximately $8.5 million.

A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve is included in accrued expenses. The reserve considers estimated sublease income. All of the stores were leased and as such, the Company will not be responsible for the disposal of property other than fixtures. A pre-tax reserve of $9.5 million has been recorded for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. This charge was recorded as a reduction of property and equipment. Additionally, a pre-tax reserve of $4.0 million has been established for other estimated miscellaneous store closing costs. A pre-tax reserve of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed.

4. Accounts Receivable

Accounts receivable consisted of the following (in thousands):	Fiscal Year Ended	
	2001	2000
Credit card settlements due	$ 16,839	$ 9,489
Due from landlords and vendors	17,161	20,934
Other	6,835	1,085
	$ 40,835	$ 31,508

Due to the short-term nature and probability of collection, no allowance for doubtful accounts was deemed necessary as of December 29, 2001 and December 30, 2000.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):	Fiscal Year Ended	
	2001	2000
Land	$ 430	$ 430
Building	4,760	4,760
Furniture, fixtures and equipment	345,917	283,608
Leasehold improvements	96,154	83,480
Computer software	11,317	9,905
	458,578	382,183
Less:		
Accumulated depreciation and amortization	146,175	119,774
	$312,403	$262,409

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):	Fiscal Year Ended	
	2001	2000
Restructuring reserve	$ 24,501	$ —
Other taxes payable	24,296	18,383
Income taxes payable	19,029	22,403
Salaries and employee benefits	15,522	16,834
Other	65,853	60,960
	$149,201	$118,580

Included in "other" are miscellaneous store operating and corporate office accrued expenses.

7. Short-Term Borrowing Arrangements

The Company has available a $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders, expiring October 20, 2003. The Credit Agreement also allows for up to $40 million in borrowings from uncommitted lines of credit outside of the Credit Agreement. The Credit Agreement replaced the 1998 $90 million revolving line of credit, which allowed for up to $25 million in borrowings from uncommitted lines of credit (the "1998 Credit Agreement"). Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement, including a fixed rate plus LIBOR based rate. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. At the end of fiscal 2001, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement also contains a covenant that limits the amount of cash dividends, pursuant to which the amount of cash dividends may not exceed the sum of $50 million plus on a cumulative basis an amount equal to 50% of the consolidated net income for each fiscal quarter, commencing with the fiscal quarter ending September 30, 2000. The Company has never paid cash dividends. At various times throughout fiscal 2001 and 2000, the Company borrowed against the Credit Agreement and the 1998 Credit Agreement for seasonal working capital needs. At the end of fiscal 2001, the Company had $29.7 million of borrowings at a weighted-average interest rate of 3.1%. At the end of fiscal 2000, the Company had $3.9 million of borrowings at a weighted-average interest rate of 7.5%. In addition, as of December 29, 2001 and December 30, 2000, the Company had $21.6 million and $22.3 million, respectively, of letters of credit outstanding, which were primarily used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance requirements.

8. Deferred Income Taxes and Other Long-Term Liabilities

Deferred income taxes and other long-term liabilities consisted of the following (in thousands):	Fiscal Year Ended	
	2001	2000
Deferred income taxes	$ 35,555	$ 30,198
Deferred rent	23,336	18,988
Other	10,617	7,421
	$ 69,508	$ 56,607

9. Leases

The Company has non-cancelable operating leases, primarily for retail stores, which expire through 2022. The leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of gross sales. Net rental expense for all operating leases was as follows (in thousands):

	Fiscal Year Ended		
	2001	2000	1999
Minimum rentals	$158,614	$126,286	$102,612
Contingent rentals	184	151	212
	158,798	126,437	102,824
Less: sublease rentals	2,032	1,617	1,614
	$156,766	$124,820	$101,210

At fiscal year end 2001, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores and stores planned to be closed were as follows (in thousands):

Fiscal Year	
2002	$ 165,610
2003	163,471
2004	159,964
2005	156,534
2006	154,837
Thereafter	1,234,837
	$2,035,253
Total future minimum sublease rentals	$ 25,267

In addition, as of January 30, 2002, the Company had fully executed leases for 44 stores planned to open in fiscal 2002.

10. Stock Incentive Plans

The Company has adopted the 2000 Stock Award and Incentive Plan (the "2000 Plan") and the Broad-Based Equity Plan (collectively, the "Plans"). The 2000 Plan provides for the granting of options, restricted stock grants and other stock-based awards (collectively, "awards") to key employees and non-officer directors. The 2000 Plan replaces both the Company's 1996 Incentive Compensation Plan (the "1996 Plan") and the 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan"). Therefore, no future awards will be made under the 1996 Plan and the Directors' Plan, although outstanding awards under the 1996 Plan and the Directors' Plan will continue to be in effect. Under the 2000 Plan, an aggregate of 2,000,000 shares (plus any shares under outstanding awards under the 1996 Plan and the Directors' Plan which become available for further grants) is available for issuance of awards. Under the Broad-Based Equity Plan, a total of 4,000,000 shares are currently available for issuance of awards to regular full time employees (excluding all executive officers).

Stock options under the Plans are granted with exercise prices at the fair market value of the underlying shares at the date of grant. The right to exercise options generally commences one to five years after the grant date, and in all events, the options expire ten years after the grant date. Restrictions on restricted stock grants lapse over vesting periods of up to five years. Restricted stock grants are considered outstanding as of the grant date for purposes of computing diluted EPS and are considered outstanding upon vesting for purposes of computing basic EPS.

At fiscal year end 2001, 13,982 restricted stock grants were outstanding under the 1996 Plan and the Directors' Plan. During fiscal 2001, 121,577 restricted stock grants were released, no restricted stock grants were awarded and no restricted stock grants were canceled under the 1996 Plan and the Directors' Plan.

At fiscal year end 2001, 113,134 restricted stock grants were outstanding under the 2000 Plan. During fiscal 2001, 12,660 restricted grants were released, 28,667 restricted stock grants were awarded and no restricted stock grants were canceled.

At fiscal year end 2001, 2,145,581 stock options were outstanding under the 1996 Plan. During fiscal 2001, no stock options were granted, 471,787 stock options were exercised and 44,339 stock options were canceled, and 1,168,287 stock options were exercisable at fiscal year end 2001 under the 1996 Plan. At fiscal year end 2001, 54,800 stock options were outstanding under the Directors' Plan. During fiscal 2001, no stock options were granted, no stock options were exercised and no stock options were canceled, and 48,800 stock options were exercisable at fiscal year end 2001 under the Directors' Plan.

At fiscal year end 2001, 1,194,508 stock options were outstanding under the 2000 Plan. During fiscal 2001, 704,658 stock options were granted, no stock options were exercised and 1,150 stock options were canceled, and 125,750 stock options were exercisable at fiscal year end 2001 under the 2000 Plan.

At fiscal year end 2001, 1,027,744 stock options were outstanding under the Broad-Based Equity Plan. During fiscal 2001, 506,921 stock options were granted, 2,387 stock options were exercised and 62,325 stock options were canceled, and 137,946 stock options were exercisable at fiscal year end 2001 under the Broad-Based Equity Plan.

The following tables summarize information about stock option transactions for the Plans, the 1996 Plan and the Directors' Plan:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 1998	2,981,833	$16.39
Options granted	785,450	$31.52
Options exercised	390,038	$10.10
Options canceled	68,413	$18.48
Balance at January 1, 2000	3,308,832	$20.71
Options granted	1,097,060	$21.77
Options exercised	537,449	$10.13
Options canceled	75,401	$27.18
Balance at December 30, 2000	3,793,042	$22.43
Options granted	1,211,579	$18.83
Options exercised	474,174	$ 9.17
Options canceled	107,814	$25.22
Balance at December 29, 2001	**4,422,633**	**$22.91**
Options Exercisable as of:		
January 1, 2000	1,055,448	$12.25
December 30, 2000	1,212,408	$14.35
December 29, 2001	**1,480,783**	**$21.08**

	Options Outstanding		
Range of Exercise Price	Outstanding as of December 29, 2001	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price
$ 7.75–$ 9.75	250,184	4.9	$ 7.83
$ 9.76–$14.62	9,300	5.3	$12.16
$14.63–$19.50	1,561,123	8.7	$18.42
$19.51–$24.37	1,042,773	8.8	$21.55
$24.38–$29.25	79,709	6.2	$26.86
$29.26–$34.12	1,448,444	7.4	$30.83
$34.13–$39.00	10,350	7.9	$36.32
$39.01–$43.87	13,850	7.4	$39.82
$43.88–$48.75	6,900	7.3	$44.88
Total	4,422,633	8.0	$22.91

	Options Exercisable	
Range of Exercise Price	Outstanding as of December 29, 2001	Weighted-Average Exercise Price
$ 7.75–$ 9.75	250,184	$ 7.83
$ 9.76–$14.62	9,300	$12.16
$14.63–$19.50	454,239	$17.44
$19.51–$24.37	253,221	$21.44
$24.38–$29.25	41,609	$26.36
$29.26–$34.12	455,481	$30.76
$34.13–$39.00	4,750	$36.74
$39.01–$43.87	7,500	$39.80
$43.88–$48.75	4,499	$44.87
Total	1,480,783	$21.08

The fair value of each stock option grant and restricted stock grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants:

	Fiscal Year Ended		
	2001	2000	1999
Expected life (years)	8.0	6.0	4.5
Expected volatility	49.9%	55.0%	45.0%
Risk-free interest rate	3.5%	5.1%	6.2%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted-average fair value of options granted as of December 29, 2001, December 30, 2000 and January 1, 2000 was $13.85, $14.39 and $12.10, respectively. The weighted-average fair value of restricted stock granted as of December 29, 2001, December 30, 2000 and January 1, 2000 was $15.04, $14.47 and $13.19, respectively.

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in connection with stock options under these plans in the accompanying consolidated financial statements. The compensation cost that has been charged against income for its restricted stock grants was $3.6 million, $3.4 million and $2.0 million for fiscal years 2001, 2000 and 1999, respectively. Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

	Fiscal Year Ended		
(in millions, except per share data)	2001	2000	1999
Net income:			
As reported	**$29.7**	$64.9	$52.1
Pro forma	**$23.3**	$59.8	$49.3
Net income per share of common stock:			
Basic:			
As reported	**$0.73**	$1.63	$1.32
Pro forma	**$0.58**	$1.50	$1.25
Diluted:			
As reported	**$0.72**	$1.60	$1.27
Pro forma	**$0.57**	$1.47	$1.20

The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

11. Employee Benefit Plans

The Company has a 401(k) savings plan. Company contributions to the plan amounted to approximately $2.4 million, $2.2 million and $1.9 million for fiscal years 2001, 2000 and 1999, respectively.

Effective July 1, 1999, the Company established a defined benefit Supplemental Executive Retirement Plan ("SERP"). The SERP, which in part is funded with the cash surrender values of certain life insurance policies, provides eligible executives with supplemental pension benefits, in addition to amounts received under the Company's other retirement plan. Under the terms of the SERP, upon termination of employment with the Company, eligible participants will be entitled to the benefit amount as defined under the SERP beginning at or after age 55. The Company recorded expenses related to the SERP of approximately $20,000 for fiscal 2001, $34,000 for fiscal 2000 and $34,000 for fiscal 1999.

12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	Fiscal Year Ended	
	2001	2000
Deferred tax assets:		
Employee benefits	**$ 6,955**	$ 6,806
Inventories	**4,525**	5,596
Lease termination costs	**7,744**	—
Other	**4,612**	2,720
Total deferred tax assets	**23,836**	15,122
Deferred tax liabilities:		
Property and equipment	**35,867**	33,193
Net deferred tax liability	**$12,031**	$18,071

At December 29, 2001 and December 30, 2000, the net deferred tax liability was included in the Company's consolidated balance sheet as follows (in thousands):

	2001	2000
Current deferred taxes	$ 23,524	$ 12,127
Deferred income taxes	(35,555)	(30,198)
Net deferred tax liability	$ 12,031	$ 18,071

Based on the anticipated reversal of deferred tax liabilities and the Company's historical and current taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets. Accordingly, no valuation allowance against deferred tax assets is considered necessary.

The provision for income taxes comprised the following for:

	Fiscal Year Ended		
(in thousands):	2001	2000	1999
Current:			
U.S. Federal	$21,726	$30,401	$25,449
U.S. State	2,728	3,868	3,224
Non-U.S.	432	871	—
	24,886	35,140	28,673
Deferred:			
U.S. Federal	(5,917)	4,572	3,328
U.S. State	(759)	570	456
Non-U.S.	651	(68)	—
	(6,025)	5,074	3,784
Total	$18,861	$40,214	$32,457

The Company has not provided for Federal income tax on the undistributed income of its foreign subsidiaries because the Company intends to permanently reinvest such income.

The following is a reconciliation between the statutory Federal income tax rate and the effective rate for:

	Fiscal Year Ended		
	2001	2000	1999
Effective tax rate	38.8%	38.2%	38.4%
State income taxes, net of Federal benefit	(2.6)	(2.7)	(2.8)
Goodwill	(0.6)	(0.3)	(0.4)
Other	(0.6)	(0.2)	(0.2)
Statutory Federal income tax rate	35.0%	35.0%	35.0%

13. Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, with the exception of the matter discussed in the next paragraph, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

The Company had been named as a defendant in California litigation in which the court certified the case as a class action on behalf of certain managers of Company stores located in California seeking overtime pay, together with class action claims on behalf of certain former employees seeking accrued vacation pay. In the second quarter of fiscal 2001, the Company recorded a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement payments, attorneys' fees and estimated expenses of administering the settlement. On October 24, 2001, the court gave preliminary approval to a settlement reached in the case. An order granting final approval of class action settlement was signed on December 19, 2001. The Company admitted no liability in connection with this settlement. Payment of these amounts has been made in early fiscal 2002.

14. Summary of Quarterly Results (unaudited)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net sales					
2001	**$379,245**	**$387,715**	**$468,944**	**$587,899**	**$1,823,803**
2000	$ 326,976	$ 339,655	$ 410,371	$ 495,574	$ 1,572,576
Gross profit					
2001	**150,702**	**162,161**	**190,234**	**239,447**[3]	**742,544**
2000	128,301	139,683	166,086	209,201	643,271
Net income					
2001	**4,693**	**2,109**[2]	**14,705**	**8,242**[4]	**29,749**
2000	5,055	6,947	18,406	34,529	64,937
Net income per share					
Basic[1]					
2001	**$ 0.12**	**$ 0.05**[2]	**$ 0.36**	**$ 0.20**[4]	**$ 0.73**
2000	$ 0.13	$ 0.18	$ 0.46	$ 0.86	$ 1.63
Diluted[1]					
2001	**$ 0.11**	**$ 0.05**[2]	**$ 0.36**	**$ 0.20**[4]	**$ 0.72**
2000	$ 0.13	$ 0.17	$ 0.45	$ 0.84	$ 1.60

[1] *Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the fiscal year.*
[2] *Includes after-tax litigation charge of $2.5 million or $0.06 per share on a fully diluted basis.*
[3] *Includes pre-tax restructuring charge of $3.8 million related to estimated inventory markdowns below cost associated with the accelerated closing of 17 stores.*
[4] *Includes after-tax restructuring and asset impairment charge of $23.7 million or $0.58 per share on a fully diluted basis associated with the accelerated closing of 17 stores.*

15. Market Information (unaudited)

The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. The Company has not paid a dividend on its common stock. The high and low trading price of the Company's common stock for each quarter is as follows:

For Fiscal 2001	High	Low
First Quarter	**$37.88**	**$24.81**
Second Quarter	**$32.76**	**$24.00**
Third Quarter	**$28.16**	**$17.37**
Fourth Quarter	**$25.91**	**$17.72**

For Fiscal 2000	High	Low
First Quarter	$34.38	$17.94
Second Quarter	$35.94	$23.19
Third Quarter	$36.38	$23.88
Fourth Quarter	$33.50	$20.00

At fiscal year end 2001, there were 8,994 beneficial shareholders.

Management's Responsibility for Financial Reporting

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reasonable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's independent auditors.

The Audit Committee of the Board of Directors, consisting solely of outside non-management directors, meets periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The independent auditors have free access to the Audit Committee.

KPMG LLP, certified public accountants, is engaged to audit the consolidated financial statements of the Company. Its Independent Auditors' Report, which is based on an audit made in conformity with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.



Norman Axelrod
Chairman and Chief Executive Officer



William T. Giles
Senior Vice President, Chief Financial Officer
January 30, 2002

Independent Auditors' Report

To the Board of Directors and Shareholders
Linens 'n Things, Inc.

We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

New York, New York
January 30, 2002

Where We Are

UNITED STATES

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Cary • Charlotte • Durham • Fayetteville • Greenville • Hickory • Pineville • Raleigh • Winston-Salem

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Cranberry • Devon • Erie • Lancaster • Langhorne • Monroeville • Montgomeryville • Springfield • Willow Grove

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Corporate Directory

DIRECTORS

Norman Axelrod
Chairman and Chief Executive Officer of Linens 'n Things, Inc.

Philip E. Beekman
President of Owl Hollow Enterprises, Inc., a consulting and investment company

Harold F. Compton
President and Chief Executive Officer of CompUSA, Inc., a personal computer and related products and services retailer

Stanley P. Goldstein
Former Chairman of the Board of CVS Corporation, a prescription drugs, health and beauty care retailer

Morton E. Handel
Chairman of the Board of Marvel Enterprises, Inc., an entertainment, publishing and toy company. Director of Concurrent Computer Corporation, the leading supplier of video-on-demand technology for the cable industry and manufacturer of real time computers.

EXECUTIVES

Norman Axelrod
Chairman and Chief Executive Officer

Steven B. Silverstein
President

Audrey A. Schlaepfer
Executive Vice President, Chief Merchandising Officer

F. David Coder
Senior Vice President, Store Operations

William T. Giles
Senior Vice President, Chief Financial Officer

Jeffrey A. Kaufman
Senior Vice President, Supply Chain Management

Hugh J. Scullin
Senior Vice President, Real Estate, Store Planning, Construction and Legal

Brian D. Silva
Senior Vice President, Human Resources, Administration and Corporate Secretary

Jeffrey L. Steinhorn
Senior Vice President, Chief Information Officer

Taran K. Chernin
Vice President, Product Development

David J. Dick
Vice President, Treasurer

Gregory R. Dyer
Vice President, Western Zone

James Frering
Vice President, Eastern Zone

Jay R. Kent
Vice President, Logistics

Kathleen A. Kimple
Vice President, Guest Service

Lisa G. Laube
Vice President, General Merchandise Manager

Marcia S. Lemberg
Vice President, Store Merchandising

Jane D. Rappleyea
Vice President, Store Planning and Construction

Francis M. Rowan
Vice President, Financial Control

Kevin Schreur
Vice President, Management Information Services

Scott Silver
Vice President, General Merchandise Manager

John Swatek
Vice President, Controller

Denise Tolles
Vice President, Legal Services and General Attorney

SHAREHOLDER INFORMATION

Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
(973) 778-1300
Web Site: www.lnt.com

Legal Counsel
Pitney, Hardin, Kipp & Szuch
200 Campus Drive
Florham Park, NJ 07932

Independent Auditors
KPMG LLP
345 Park Avenue
New York, NY 10154

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

Form 10-K
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to:
Linens 'n Things
Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
Attention: Investor Relations

Annual Meeting
The Company's Annual Meeting of Shareholders will be held at the Linens 'n Things Corporate Headquarters, 6 Brighton Road, Clifton, New Jersey at 11:00 a.m. on May 9, 2002.

Designed by Curran & Connors, Inc. / www.curran-connors.com
Photography by Richards & Speedy, Inc.

6 Brighton Road · Clifton, New Jersey 07015